

December 22, 2014

<u>Via E-Mail</u>
Michael Davis
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

      Re: **Prosensa Holding N.V.**
               Schedule 14D-9 filed December 12, 2014
               File No. 5-87624

Dear Mr. Davis:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the above filing concerning the matters identified in our comments below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in your offer materials.

In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. Please respond to this letter by amending your filing, by providing the requested information, or by advising when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9 – Certain Prosensa Management Projections, page 37

1. Please expand this section to more comprehensively describe and discuss the material assumptions underlying and limitations on the base, upper case and lower case projections. For example, with respect to the base case projections presented on page 38, you describe certain assumptions related to drisapersen, but the disclosure with respect to the other assumptions underlying the base case projections is vague and does not identify products referenced, patient population size and other factors. Please revise.

2. See our last comment above. Revise the following statement in each place that it appears in the Schedule 14D-9: "The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all assumptions inherent in the projections provided herein…" All material assumptions and limitations on the projections disclosed must be included in the disclosure document.

Closing Information

Please amend the filing in response to these comments. We may have further comments upon receipt of your additional filing(s); therefore, please allow adequate time for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. Please transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- They are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions about these comments or your filing to me at 202-551-3263, or in my absence, to Dan Duchovny at 202-551-3619.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions